MERGER

BOND FUND

The Memorial Government Bond Fund (the "Bond Fund") acquired substantially all of the assets and liabilities of the Monteagle Fixed Income Fund (the "Fixed Income Fund") pursuant to an Agreement and Plan of Reorganization (the "Reorganization") approved by the Bond Fund shareholders on or about June 28, 2006 and Fixed Income Fund shareholders on or about July, 12, 2006. The acquisition was accomplished by a tax-free exchange of 2,048,566 shares of the Bond Fund (valued at $9.97 per share) outstanding on July 14, 2006 for 2,084,102 shares of the Fixed Income Fund (valued at $9.80 per share). One share of Fixed Income Fund was exchanged for .9836 shares of the Bond Fund. The Bond Fund's net assets on the date of the reorganization of $20,419,271, including $371,355 of unrealized depreciation and $1,213,062 of capital loss carryforwards, were combined with those of the Fixed Income Fund. The aggregate net assets of the Fixed Income Fund and the Bond Fund immediately before the acquisition were $21,666,451 and $20,419,271, respectively. The combined assets immediately after the acquisition amounted to $42,085,722 for 4,293,892 shares outstanding. After the reorganization was completed, the Fixed Income Fund was the accounting survivor and obtained all the portfolio holdings previously held by the Bond Fund. Under applicable Internal Revenue Service ("IRS") rules and regulations, the Fixed Income Fund is required to hold a certain percentage of the Bond Fund's portfolio holdings for a prescribed period of time.

EQUITY FUNDS

The Monteagle Large-Cap Growth Fund and Value Fund (the "Equity Funds") merged with two newly formed series of the Memorial Trust. The Equity Funds' shareholders received the identical number of shares and values upon the completion of the merger.